Exhibit 20.2

Melco Resorts & Entertainment Limited

新 濠 博 亞 娛 樂 有 限 公 司

(Incorporated in the Cayman Islands with Limited Liability)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON 3 JUNE 2020

Dear Shareholders,

You are cordially invited to attend the Annual General Meeting of Shareholders (the “Annual General Meeting”) of Melco Resorts & Entertainment Limited 新 濠 博 亞 娛 樂 有 限 公 司 (the “Company”), which will be held at Salon VI, Level 2, Grand Hyatt Macau, City of Dreams, Estrada do Istmo, Cotai, Macau on 3 June 2020 at 12:30 p.m. (Hong Kong time). No proposal will be submitted to shareholders for approval at the Annual General Meeting. Instead, the Annual General Meeting will serve as an open forum for shareholders and beneficial owners of the Company’s American depositary shares (“ADSs”) to discuss the Company’s affairs with management.

Only shareholders of record in the books of the Company at the close of business on 27 April 2020 will be entitled to attend and vote at the meeting or any adjournment that may take place.

A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his/her/its place. A proxy need not be a shareholder of the Company. A form of proxy is enclosed.

Shareholders are requested to complete, date, sign and return the enclosed proxy form to reach the Company as promptly as possible but not later than the time for holding the Annual General Meeting or adjourned meeting at which the proxy is to be used. The giving of such proxy will not affect your right to vote in person should you decide to attend the Annual General Meeting or adjourned meeting.

Shareholders or their proxies are responsible for their own expenses for attending the meeting, including, but not limited to, transportation and accommodation expenses.

Notice regarding potential impact of COVID-19 on Annual General Meeting

The Company is mindful about the recent development regarding the coronavirus disease 2019 (COVID-19) outbreak and is actively monitoring the situation as well as the policies and restrictions that governments around the world may impose.

If it is not possible or advisable to hold the Annual General Meeting as scheduled due to the impacts of COVID-19, the Company will announce alternative arrangements for the meeting as promptly as practicable, which may include changing the time, date or location of the Annual General Meeting. Further, if Typhoon Signal No. 8 or above is in effect any time after 8:30 a.m. on the date of the Annual General Meeting, the meeting will also be postponed. Any such change will be announced via an announcement on the Company’s website (www.melco-resorts.com).

At the Annual General Meeting, for the health and safety of the attending shareholders and other persons, the Company will also adopt such measures in accordance with the directives and requirements of the Macau government and take other precautionary measures at the meeting venue as appropriate. For this reason, the Company’s Chairman and management may attend the Annual General Meeting by audio conference to reduce the number of attendees at the meeting.

Dated this 16th day of April 2020

By Order of the Board of Directors,

/s/ Stephanie Cheung

Stephanie Cheung

Company Secretary